United States securities and exchange commission logo





                              May 10, 2021

       Murray Goldenberg
       Chief Executive Officer
       Triad Pro Innovators, Inc.
       8275 S. Eastern Ave
       Las Vegas, NV 89123

                                                        Re: Triad Pro
Innovators, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 14,
2021
                                                            File No. 024-11506

       Dear Mr. Goldenberg:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A Filed April 14, 2021

       Cover page

   1. You checked the box next to "Security to be acquired upon exercise of option, warrant or other right to acquire
security" under "Types of Securities Offered in this Offering
                                                        Statement" in Item 4 of
Part I, to indicate that you are seeking to qualify the common shares underlying the
warrants. Please revise your Offering Circular to disclose the common stock underlying
the warrants in the offering.
   2. We note that you have provided a price range for which you will offer the units. Please add a statement
confirming that the company will offer the units at a fixed price within the range, and that it will
provide final pricing information in a supplemental offering circular. Refer to Rule
251(d)(3)(ii) which prohibits at the market offerings. Please also add disclosure
confirming that the company will not exceed $5,000,000, or another amount that is not more
than $20,000,000 in gross proceeds. See Rule 251 (a)(1).
 Murray Goldenberg
Triad Pro Innovators, Inc.
May 10, 2021
Page 2
3. You disclose that each unit consists of one Share of Common Stock and one Warrant exercisable at 150% of the market price of shares at the time of the Rights Offering. Since at the market offerings are not permitted under Regulation A, please disclose the fixed price of the exercise of each warrant for the duration of the offering. See Rule
         251(d)(3)(ii).
4. Please revise the aggregate offering price in Item 4 of Part I and on the cover page of the
         Offering Statement to reflect the proceeds to be received from the exercise of the warrants in the total maximum offering. Please also expand your use of proceeds section on page
         16 to set forth how proceeds to be received from the exercise of the warrants will be used.
         See Note to Paragraph (a) of Regulation A Rule 251.
5. You disclose here that your offering consists of a $5,000,000 Rights Offering and on page
         19 you describe subscription rights. There are no rights securities in this offering. Please revise your disclosure to consistently disclose the securities in the offering.
Business, page 24

6. The introductory paragraph includes a reference to "certain factors described in the
         Annual Report". Please revise.
Property, page 32

7. Please provide the description of your co-generation plants and your facility in Phoenix,
         AZ as required by Item 8 of Form 1-A, including the location and general character of such plants, if the plants are not held in fee or are held subject to any major encumbrance, so state and briefly describe how held, and information regarding the suitability, adequacy, productive capacity and extent of utilization of the properties and facilities used in your business. Also, please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada. Refer to Securities Act
         Rule 251(b)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.03.
Description of Securities
Common Stock, page 40

8. Please disclose the number of votes per common and preferred share stockholders are
FirstName LastNameMurray Goldenberg
       entitled. Also, you disclose that there shall be no cumulative voting but Section 31 of your
Comapany    NameTriad
       bylaws            Pro Innovators,
               filed as exhibit           Inc. that stockholders may use
cumulative voting for the
                                3.2 discloses
May 10,election  of directors.
         2021 Page    2
FirstName LastName
 Murray Goldenberg
FirstName  LastNameMurray
Triad Pro Innovators, Inc. Goldenberg
Comapany
May        NameTriad Pro Innovators, Inc.
     10, 2021
May 10,
Page 3 2021 Page 3
FirstName LastName
Legal Opinion - Exhibit 12.1, page 60

9. Please have counsel revise the legal opinion filed as exhibit 12.1 to address the legality of each component of the unit, the common stock and Class A warrants, as well as the unit itself. Please also have counsel opine on the common stock underlying the warrants if these securities are included in the offering. See Section II.B.1 of Staff Legal Bulletin 19.
Governing Law, page 61

10. You disclose in your governing law provisions in Section 6 of your Subscription
         Agreement filed as exhibit 4.1 that the County of Clark, State of Nevada is the venue for any legal action, and Section 6(e) of your warrant agreement filed as exhibit 4.2 that the
         warrant agreement will be determined under Nevada laws. Please amend your
         Subscription Agreements to clearly state, if true, that these provisions do not, nor are intended to, apply to claims under the federal securities laws.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Effie Simpson at (202) 551-3346 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Erin Purnell at
(202) 551-3454
with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing